[redacted]

THAICOM
THAICOM PUBLIC COMPANY LIMITED

THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com

08006253

RECEIVED
2008 DEC 15 A 6:43

Ref. No. TC 427/2008

November 24, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of ~~Thailand of Thaicom Public Company Limited~~ Shin Satellite Public Co.

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 076/2008**

  Subject: Invitation to the Shareholders to Propose the Agenda Items and Candidates for Appointment as Directors in Advance of the Annual General Meeting of Shareholders for the year 2009

  Date: November 24, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Corporate Communications by fax at (662) 591-0724 attention Ms. Tanyapas Chuaychoo.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Dlw 12/16

Thank you for your attention in this matter.

PROCESSED
DEC 17 2008
THOMSON REUTERS

Faithfully yours,

Mr. Tanadit Charoenchan
Executive Vice President – Finance and Accounting
Thaicom Plc.
Enclosure

RECEIPT COPY
Received by:
Date:

Summary Translation Letter
To the Stock Exchange of Thailand
November 24, 2008

TC-CP 076/2008

November 24, 2008

Subject: Invitation to the Shareholders to Propose the Agenda Items and Candidates for Appointment as Directors in Advance of the Annual General Meeting of Shareholders for the year 2009

To: The President
The Stock Exchange of Thailand

THAICOM Public Company Limited (the "Company") would like to inform the Stock Exchange of Thailand that in accordance with the principle of good corporate governance relating to the promotion of shareholders' rights, the Company is inviting its shareholders to propose the list of candidates for appointment as directors and the agenda items for consideration of the annual general meeting of shareholders for the year 2009 in advance from now on until 31st January 2009. The details and criteria are disclosed on the Company's website: http://www.thaicom.net.

END